Exhibit 99.1

Unimed-Rio Signs Agreement with Atento in Brazil to Modernize its Customer Relationship Structure

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The agreement includes the transfer of part of Unimed-Rio customer relationship operations to Atento to guarantee the best experience for their customers and deliver significant gains in quality and efficiency

•	With this carve out, Atento continues to execute its growth strategy and strengthen its leading position in the Brazilian CRM/BPO market

•	Thanks to the agreement, Atento will also increase market share in the healthcare segment, one of the fastest growing verticals for CRM services in Brazil

SAO PAULO, August 27, 2018 – Atento S.A. (NYSE: ATTO), the leading provider of customer relationship management and business process outsourcing services (CRM/BPO) in Latin America, and one of the five top providers worldwide, today announced an agreement to modernize part of Unimed-Rio’s customer relationship structure.

With the initiative, Unimed-Rio, a cooperative of doctors and health professionals that is the main provider of healthcare services in the city of Rio de Janeiro and one of the largest in Brazil, raises the level of the customer experience it provides to its more than 740,000 beneficiaries and strengthens the organization’s high standard in the healthcare industry in Brazil. The agreement also reinforces the process of digital transformation of Unimed-Rio with the gradual integration of technological resources such as bots, chats, telephones and apps services in its customer relationship operations to ensure the best experience for its beneficiaries.

According to Alejandro Reynal, Chief Executive Officer of Atento, “The carve out of part of Unimed-Rio’s customer relationship operations advances the execution of our growth strategy and accelerates Atento´s penetration into healthcare, a high growth vertical for CRM/BPO services and solutions in Brazil and the wider Latin American region. This agreement uniquely positions Atento as a leader of CRM and BPO services and solutions for healthcare companies in Brazil.”

Romeu Scofano, President of Unimed-Rio, said he was very pleased with the agreement, and that “Our customers will be able to benefit from the best experience and a range of innovative, high value-added solutions to better meet their needs.” Mr. Scofano added, “This agreement is fully aligned with the objectives that the cooperative must meet with the ANS (National Agency for Supplementary Health Services) and the Public Prosecutor, considering goals of the Formal Commitment and the Conduct Adjustment Agreement that provide for the improvement of service indicators of the cooperative.”

Unimed-Rio´s customer relationship management operations encompass a fully internal, 24x7 customer service, as well as billing and back office (e.g., authorization, scheduling, and information) services and more than 240 workstations in Teleporto, a well communicated area with easy access to public transport and modern physical space.

About Unimed-Rio

Unimed-Rio receives approximately three million customer contacts, cooperatives and other publics annually. In addition to the Contact Center, the cooperative company has relationship agencies in Barra and Centro, Hospital Shops, an Ombudsman online services on the cooperative’s website and assistance on its official Facebook profile.

About Atento

Atento is the largest provider of customer relationship management and business process outsourcing (CRM BPO) services in Latin America, and among the top five providers worldwide, based on revenues. Atento is also a leading provider of nearshoring CRM/BPO services to companies that carry out their activities in the United States. Since 1999, the company has developed its business model in 13 countries where it employs 150,000 people. Atento has over 400 clients to whom it offers a wide range of CRM/BPO services through multiple channels. Atento’s clients are mostly leading multinational corporations in sectors such as telecommunications, banking and financial services, health, retail and public administrations, among others. Atento´s shares trade under the symbol ATTO on the New York Stock Exchange. In 2016, Atento was named one of the World´s 25 Best Multinational Workplaces by Great Place to Work® for a fourth consecutive year. For more information visit www.atento.com.

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Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements can be identified by the use of words such as “may,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “intends,” “continue” or similar terminology. These statements reflect only Atento’s current expectations and are not guarantees of future performance or results. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. These risks and uncertainties include, but are not limited to, competition in Atento’s highly competitive industries; increases in the cost of voice and data services or significant interruptions in these services; Atento’s ability to keep pace with its clients’ needs for rapid technological change and systems availability; the continued deployment and adoption of emerging technologies; the loss, financial difficulties or bankruptcy of any key clients; the effects of global economic trends on the businesses of Atento’s clients; the non-exclusive nature of Atento’s client contracts and the absence of revenue commitments; security and privacy breaches of the systems Atento uses to protect personal data; the cost of pending and future litigation; the cost of defending Atento against intellectual property infringement claims; extensive regulation affecting many of Atento’s businesses; Atento’s ability to protect its proprietary information or technology; service interruptions to Atento’s data and operation centers; Atento’s ability to retain key personnel and attract a sufficient number of qualified employees; increases in labor costs and turnover rates; the political, economic and other conditions in the countries where Atento operates; changes in foreign exchange rates; Atento’s ability to complete future acquisitions and integrate or achieve the objectives of its recent and future acquisitions; future impairments of our substantial goodwill, intangible assets, or other long-lived assets; and Atento’s ability to recover consumer receivables on behalf of its clients. In addition, Atento is subject to risks related to its level of indebtedness. Such risks include Atento’s ability to generate sufficient cash to service its indebtedness and fund its other liquidity needs; Atento’s ability to comply with covenants contained in its debt instruments; the ability to obtain additional financing; the incurrence of significant additional indebtedness by Atento and its subsidiaries; and the ability of Atento’s lenders to fulfill their lending commitments. Atento is also subject to other risk factors described in documents filed by the company with the United States Securities and Exchange Commission.

These forward-looking statements speak only as of the date on which the statements were made. Atento undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Press relations

Maite Cordero

+ 34 91 740 74 47

atento.media@atento.com

Investor relations

Shay Chor

+55 11 3293 5926

shay.chor@atento.com

Felipe Joaquim Martins de Souza

+ 55 11 3779-8053

felipe.souza@atento.com

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